

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 14, 2006

Mr. Samuel Veasey
Chief Financial Officer
Wellstone Filters, Inc.
250 Crown Boulevard
Timberlake, North Carolina 27583

> **Re: Wellstone Filters, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2004**
> **Filed April 15, 2005**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2005**
> **Filed May 16, 2005**
> **Response Letter Dated April 11, 2006**
> **File No. 0-28161**

Dear Mr. Veasey:

        We have reviewed your response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Notes to Consolidated Financial Statements

1.   Revise your Notes to Consolidated Financial Statements to discuss your accounting policy for the disclosure of amounts incurred for services for which you cannot make a reasonable estimate and the accrual of such estimated expenses for services, where you have agreed to not be billed until the end of the engagement. If such arrangements are ongoing and material, they must also be

described in the "Commitments" footnote, including a discussion of the nature of the services being provided and the compensation agreement, as well as in the "Related Party" footnote, if applicable. Additionally, your management's discussion and analysis must include a robust discussion of these arrangements, where material.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Gary Newberry at (202) 551-3761, or Sandra Eisen at (202) 551-3864, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551- 3684 with any other questions.

Sincerely,

April Sifford
Branch Chief